

17017612

ION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2017
REGISTRATIONS BRANCH

OMB APPROVAL
OMB Number: 3235-0123 Expires: May 31, 2017 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planner Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 7th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Planner Securities LLC
Statement of Financial Condition

December 31, 2016

Planner Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Independent Accountants Report on Statement of Exemption from Rule 15c3-3
[ ] Statement of Exemption from Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Humberto Santos, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Planner Securities LLC for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer

Title



Notary Public


MICHELLE J PROIA
Comm. Exp. 11-23-19
NOTARY
PUBLIC
Comm. No. 01PR6333352
QUEENS, STATE OF NEW YORK

Planner Securities LLC
Table of Contents
December 31, 2016



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Planner Securities LLC
150 East 52nd Street, 7th Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of Planner Securities LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planner Securities LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 28, 2017

Planner Securities LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	1,777
Due from clearing broker		470,742
Fixed assets at cost, net of accumulated depreciation of $8,141		2,253
Security deposit		30,000
Other assets		20,079
Total assets	$	524,851
Liabilities and Member's Equity		
Accrued expenses	$	47,128
Member's equity		477,723
Total liabilities and member's equity	$	524,851

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Planner Securities LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Planner International Inc., a Virgin Islands corporation. Planner Securities LLC and Planner International Inc. are part of the Planner Corretora de Valores S.A. Group ("Planner Group") of Brazil.

The Company is engaged in the business of selling corporate debt and equity securities options, private placements and foreign securities and investment banking products. The Company, currently, clears all transactions on a fully disclosed basis through a United States clearing firm.

The Company is dependent upon financial support from Planner International, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Commission Revenue and Clearing Costs
All commission revenues and clearing costs are recorded on a trade date basis.

Cash
Cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed Assets
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives over three years.

Income Taxes
The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax reporting purposes. Accordingly, the Company has not provided for federal or local income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis.

4. Transactions with Related Parties

During 2016, Planner International Inc. contributed $158,000 in capital to Planner Securities LLC from funds supplied by the Planner Group.

Income taxes are paid directly by the Company on behalf of the member.

5. Fixed Assets

Fixed assets at December 31, 2016 consist of:

Computer equipment	$ 10,394
Less: Accumulated depreciation	(8,141)
	$ 2,253

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2016, the Company had net capital of approximately $425,500 which exceeded the minimum net capital by approximately $175,500.

All trades are cleared on a fully-disclosed basis and are exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

7. Lease Commitments

The Company conducts its operations from leased office facilities in New York City and entered into a one year lease which expires on March 31, 2017. The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. The Company is currently negotiating an extension to the lease.

8. Commitments and Contingencies

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully-disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through March 9, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2016.